A regency romance film based on a best-selling book series



seekingpersephonemovie.com   Lehi, UT        Entertainment   Film

Highlights

1. Executive team with a combined 45+ years experience in the film industry.

2. Investors recoup 115% of principal plus pro-rata share of 50% of the backend! (not guaranteed)

3. A regency romance film the whole family can enjoy, based on a best-selling book series.

4. We have sold and had our films play on Hallmark, Amazon, Netflix, UPTV, Great American Family & more

5. 2,483 backers on Kickstarter pledged $234,227 to help bring this project to life.

Featured Investors

 **Kickstart Fund**   Follow   Invested $234,227 ⓘ



"I'm excited for this movie and happy that the author will be really involved in the project."



Traci H Abramson
Syndicate Lead

Follow

Invested $11,000 ⓘ

Traci Hunter Abramson was born in Arizona, where she lived until moving to Venezuela for a study abroad program. After graduating from Brigham Young University, she worked for the Central Intelligence Agency, eventually resigning in order to raise her fam

"Seeking Persephone is a delightful story filled with deep characters and a romance that is guaranteed to touch hearts. The movie adaptation promises to be every bit as wonderful. From the screenplay to the talented actors to the experienced director and his crew, every aspect of this project has been meticulously planned. And when the entire cast and crew are so anxious to get back on set together, you know magic is in progress. Sarah M. Eden fans have been waiting for this for far too long. I can't wait to see everyone's dreams come to fruition. All that is needed is the financial backing to get these actors back on set so the rest of the story can be told. Please invest. This one is a gem."

Our Team



John Lyde Producer

More than 50 director credits, 81 editor credits and 65 cinematography credits, John has travelled throughout the world directing various genres of movies, including romances in Turkey, Ireland, French Polynesia, Costa Rica and most recently England.



Sarah Eden Executive Producer/Writer

Sarah is a USA Today best selling author of more than 75 witty and charming historical romance novels, which have sold well over one million copies worldwide.



Ron Brough Executive Producer

Ron is a creative motion picture producer with more than twenty years of expertise in developing films and taking them from inception to screenplay, from budgeting to casting, and from pre-production to completion.

A regency romance based on a best-selling book series

Seeking Persephone is based on the novel by Sarah M. Eden, the USA Today best-selling author of more than seventy five witty and charming historical romances, which have sold over one million copies worldwide. The screenplay was adapted by Sarah. Seeking Persephone is the first book in the Lancaster series.



A regency romance based on a best-selling book series

Seeking Persephone is based on the novel by Sarah M. Eden, the USA Today best-selling author of more than seventy five witty and charming historical romances, which have sold over one million copies worldwide. The screenplay was adapted by Sarah. Seeking Persephone is the first book in the Lancaster series.



There is a demand for Historical Dramas!





1/3rd of filming has already been accomplished.

There is a demand for Historical Dramas!



1/3rd of filming has already been accomplished.





ON LOCATION IN ENGLAND

Making a period film is no small endeavor. Just 1 episode of Bridgerton cost 7 million dollars. The most recent adaptation of Emma was 10 million dollars.

Our plan for Seeking Persephone is to complete the film for just shy of 1 million dollars. Our goal for Seeking Persephone is to raise $800,000 to film the remaining portion of the film, complete post-production and secure distribution. By keeping the cost down, it will greatly increase the likelihood our investors will make a return on their investment.

Future projections are not guaranteed.



RYANN BAILEY
as Persephone

Ryann is an actor and artist who grew up performing Shakespeare and musicals in Sacramento, CA. She spent her free time writing skits and forcing her siblings or friends to perform in them. She earned a BFA in Animation at Brigham Young University and graduated with an irrepressible desire to act again. Her full-time illustration job paid for private acting coaches and classes which led to being picked up by Whitaker Entertainment in LA and Talent Management Group in Utah. Some recent favorite projects include Mythica Stormbound, Pride and Prejudice (stage), and a Lifetime TV movie.

JAKE STORMOEN
as Adam

American born and Australian educated, Jake Stormoen is known for his role as Dagen in the *Mythica* film series, as Duncan in in the sci-fi series *Extinct*, and as Captain Garret Spears in the CW fantasy-adventure drama series *The Outpost*. Despite his close involvement with fantasy worlds, Stormoen is a versatile actor who has commanded a wide range of roles. He is equally at home starring in festive family films, historical period dramas, and romantic comedies, as he is in post-apocalyptic dystopias. Apart from acting, Jake has also works as a writer, director, and producer.





Who can invest in this project?

Anyone can invest as little as $100 in this project!

How do you receive a return on your investment?

When the movie is completed, we will shop around to find the best fit and deal for Seeking Persephone. Our films have sold to Universal Pictures, Netflix, Amazon, The CW, Hallmark, Lifetime, UpTV, and more.

Money for films used to be made through DVD sales, but now movies can make their money through Television Rights, Streaming, and VOD.

Once costs are recouped, the first revenues returned to Lancaster's LLC go entirely to the investors. Investors will receive a **100% of their initial investment plus a 15% Return on Investment.** When the investors have received a cumulative 115% of their original investment, all profit participants will be split 50/50 between investors and "the filmmakers." "The filmmakers" include actors, writers, directors, and producers of the film.

Investors will continue to receive income over the entire profit-earning life of the film.

Future projections are not guaranteed.